Exhibit 99.1

Borr Drilling Limited – 2021 Annual General Meeting

Borr Drilling Limited (NYSE and OSE:BORR) advises that the 2021 Annual General Meeting will be held on June 24, 2021. The record date for voting at the Annual General Meeting is set to May 10, 2021. The notice, agenda and associated material will be distributed prior to the meeting.

Hamilton, Bermuda

May 6, 2021